Mail Stop 3561

April 13, 2007

By Facsimile and U.S. Mail

Mr. William Dillard, II
Chairman and Chief Executive Officer
Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas   72201

> **Re: Form 10-K for the Fiscal Year Ended January 28, 2006**
> **Filed April 3, 2006**
> **Form 10-Q for the Fiscal Quarter Ended October 28, 2006**
> **Filed December 6, 2006**
> **File No. 1-6140**

Dear Mr. Dillard:

    We have reviewed your response dated March 30, 2007 to our previous letter and have the following additional comment.

Form 10-K for the Fiscal Year Ended January 28, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations
General – Service Charges, Interest and Other Income, page 13
Consolidated Statements of Operations, page F-7

1.   We note your revised statement of operations presentation in Form10-K filed April 4, 2007 and response to comment 2 of our letter dated March 20, 2007 and our verbal comment issued by telephone during a conference call on March 29, 2007. We note that in your response letter dated March 30, 2007 you stated the Company would reclassify gains on the sale of assets out of revenue to a separate line within operating income to comply with our verbal comment issued by telephone on March 29, 2007. However, the financial statement presentation in your recently filed Form 10-K denoting the reclassification from revenue of gains on sale of assets did not include the gain from the sale of credit cards as specifically requested and discussed during three phone conversations with the staff on March 29, 2007 and March 30, 2007. In future filings, please also reclassify from revenues the gain on sale of the credit card business. Refer to SFAS 144. Show us what your disclosures will look like revised in future filings in management's discussion and analysis of financial condition and results of operations, and your Consolidated Statement of Operations for the three years ended February 3, 2007.

General

Please send us your response to our comment within ten business days from the date of this letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief